SCHEDULE 13G

Amendment No. 4
WuXi PharmaTech (Cayman) Inc
Common Stock
Cusip #929352920


Cusip #929352920
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	60,226,056
Item 6:	0
Item 7:	64,626,784
Item 8:	0
Item 9:	64,626,784
Item 11:	11.656%
Item 12:	    HC


Cusip #929352920
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	64,626,784
Item 8:	0
Item 9:	64,626,784
Item 11:	11.656%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		WuXi PharmaTech (Cayman) Inc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		288 Fute Zhong Road
		Waigaoqiao Free Trade Zone
		Shanghai 200131
		China

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		929352920

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	64,626,784

	(b)	Percent of Class:	11.656%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	60,226,056

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	64,626,784

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of WuXi PharmaTech (Cayman)
Inc. The interest of one person, FIL Limited, parent holding company of several Investment managers for various non-US investment companies and institutional clients, in the Common Stock of WuXi PharmaTech (Cayman) Inc, amounted to 27,792,568 shares or 5.013% of the total outstanding Common Stock at May 27, 2010.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a
Schedule 13D with respect to FIL Limited and its various non-
U.S. investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 03, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,400,728 shares or 0.794% of the Common Stock outstanding of WuXi PharmaTech
(Cayman) Inc ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,400,728 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

        Impresa Fund II LLC ("Impresa II"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited liability company, is the beneficial owner of 16,030,832 shares or 2.891% of the outstanding common stock of the Company. Northern Neck Investors LLC, a Delaware limited liability company, is the manager and investment adviser of Impresa II, and is registered under Section 203 of the Investment Advisers Act of 1940.

        Impresa Fund III Limited Partnership ("Impresa III"), 82 Devonshire Street, Boston, Massachusetts 02109, a
Bermuda limited partnership, is the beneficial owner of 5,306,088 shares or 0.957% of the outstanding common stock of the Company. Northern Neck Investors LLC, a Delaware limited liability company, is the general partner and investment adviser of Impresa III, and is registered under
Section 203 of the Investment Advisers Act of 1940.

	Certain members of the family of Edward C. Johnson
3d are owners, directly or through trusts, of shares of Northern
Neck Investors LLC.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 173,624 shares or 0.031% of the outstanding Common Stock of WuXi PharmaTech (Cayman) Inc as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 903,408 shares and sole power to vote or to direct the voting of 903,408 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 38,715,512 shares or 6.983% of the Common Stock outstanding of the Company. FIL holds 27,792,568 shares or 5.013% of the Common Stock outstanding on behalf of itself and 10,922,944 shares or 1.970% of the Common Stock outstanding on behalf of its clients.

	Some or all of the shares of Common Stock of WuXi
PharmaTech (Cayman) Inc owned by the investment companies at May 27, 2010 may include shares represented by American Depository Shares.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on June 03, 2010, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of WuXi PharmaTech (Cayman) Inc at May 27, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel

	FIL Limited

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FIL Limited and its direct and indirect subsidiaries